A Brand Like a Friend

Henkel KGaA • Henkelstr. 67 • D-40191 Düsseldorf

04045556

Office of International Corporation Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

RECEIVED
2004 OCT -8 P 3:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Abteilung / dept. Recht / Law Department
VJC - Corporate Matters
Telefon / phone (direct) (+49-211) 797 8959
Telefax / fax (direct) (+49-211) 798 2463
E-Mail thomas-gerd.kuehn@henkel.com
Ihre Nachricht / your message

Datum
2004-10-07

PROCESSED
OCT 2 1 2004
THOMSON
FINANCIAL

SUPPL

Rule 12g3-2(b) Submission
File No. 82-4437
Henkel KGaA

Ladies and Gentlemen:

Enclosed please find Henkel's press release "Henkel to strengthen its US consumer business – US participation in Clorox to be exchanged".

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Very truly yours,
Henkel KGaA

H. Nicolas

Encl.

10/20

VCmail
07.10.2004 01:43
Entscheidung erforderlich ? ☐ ja

An:
Kopie: (Blindkopie: Thomas-Gerd Kuehn/KGaA/HENKEL)
Thema: Press release "Henkel to strenghten its US consumer business - US participation in Clorox to be exchanged"

Information from Corporate Communications

Ladies and Gentlemen ,

Attached please find the press release "Henkel to strenghten its US consumer business - US participation in Clorox to be exchanged", which we just distributed to the media.

With my very best regards

Ernst Primosch

Press Release

Henkel to strengthen its US consumer business - US participation in Clorox to be exchanged

Henkel and Clorox agreed on a transaction pursuant to which Henkel will exchange its entire 28.8 % stake in Clorox for a subsidiary, holding a combination of operating businesses, Clorox's participation in Henkel Ibérica and approximately 2.1 billion USD in cash. The deal will strengthen Henkel's Home Care business in the US and Henkel's activities in Asia. The transaction will help to finance further growth and significantly improve Henkel's financial ratios.

Düsseldorf/Oakland – On October 6, 2004 Henkel KGaA, Düsseldorf and The Clorox Company, Oakland, California, USA, signed an agreement pursuant to which Henkel

will exchange its entire 28.8 % stake in Clorox (approximately 61.4 million shares) for a newly formed subsidiary of Clorox that will hold a portfolio of operating businesses, including Soft Scrub and the Insecticides businesses Combat, Home Mat and Home Keeper, plus Clorox's 20 % participation in Henkel Ibérica and approximately 2.1 billion USD in cash. The transaction will help to finance further growth and significantly improve Henkel's financial ratios.

Henkel and Clorox have agreed upon a total value of 2.839 billion USD, or 46.25 USD per Clorox share, which equals a discount of 12.6 percent on the average share price quoted over the preceding 60 days.

Henkel and Clorox also have agreed to an aggregate value of approximately 0.74 billion USD for the operating businesses and the Henkel Ibérica stake being transferred. The operating businesses have aggregate sales of approximately 160 million USD and are highly profitable.

Combined with the acquisition of Dial in March 2004, the transaction will enhance Henkel's home care business in the US. For insecticides, besides the US business there will be a meaningful platform in Korea.

The acquired Home Care businesses with their regional focus on North America and the Insecticides business in North America and Korea hold leading market positions and are highly profitable based on well-known brands and broad distribution. They comprise the brands Combat (Insecticide) and Soft Scrub (Household Cleansers), all widely complementary to the Dial business. The Insecticides business in Korea is market leader with the brands Home Mat and Home Keeper.

"The deal will markedly strengthen and further expand Henkel's position in the highly attractive North American and Asian markets", says Ulrich Lehner, Chairman of the Management Board of Henkel KGaA, on signing the agreement. "The transaction successfully provides for an exchange of one of our major financial participations into operating businesses."

Henkel expects the exchange to qualify as a tax-free exchange under the Internal Revenue Code in the US. As part of the transaction, both Henkel and Clorox will receive opinions from independent tax advisors. The transaction is subject to customary closing conditions such as regulatory approvals. Closing is expected to take place no later than December 1, 2004.

"Henkel – A Brand like a Friend". Henkel is a leader with brands and technologies that make people's lives easier, better and more beautiful. The Henkel Group operates in three strategic business areas – Home Care, Personal Care, and Adhesives, Sealants and Surface Treatment. In fiscal 2003 the Henkel Group generated sales of 9.436 billion euros and an operating profit (EBIT) of 706 million euros. More than 50,000 employees work for the Henkel Group worldwide. People in 125 countries around the world trust in brands and technologies from Henkel.

This information contains forward-looking statements based on the current beliefs and estimates of Henkel's management. They are not guarantees of future performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the Company's actual results or performance to be materially different from those expressed or implied by such statements. Many of these risks and uncertainties relate to factors that are beyond Henkel's ability to control or estimate precisely, such as future market and economic conditions and the behavior of other market participants. Henkel does not intend nor assume any obligation to update these forward-looking statements.

October 7, 2004

Henkel Group
Corporate Communications

Ernst Primosch
Phone: +49-211-797-2606
Fax: +49-211-798-9208

Lars Witteck
Phone: +49-211-797-2606
Fax: +49-211-798-9208

press@henkel.com

Photo material available at **http://press.henkel.com**

Presseinformation
We distributed this information to MC 1 - 3 world

A Brand Like a Friend

Henkel KGaA • Henkelstr. 67 • D-40191 Düsseldorf

Office of International Corporation Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Abteilung / dept.	Recht / Law Department VJC - Corporate Matters
Telefon / phone (direct)	(+49-211) 797 8959
Telefax / fax (direct)	(+49-211) 798 2463
E-Mail	thomas-gerd.kuehn@henkel.com
Ihre Nachricht / your message	

Datum

2004-10-07

Rule 12g3-2(b) Submission
File No. 82-4437
Henkel KGaA

Ladies and Gentlemen:

Enclosed please find Henkel's press release "Henkel to acquire US adhesives company Sovereign Specialty Chemicals".

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Very truly yours,
Henkel KGaA

H. Nicolas

Encl.

Postanschrift
Henkel KGaA
D-40191 Düsseldorf

Firmensitz
Henkelstraße 67
D-40589 Düsseldorf

www.henkel.com
Telefon (+49-211) 797-0
Telefax (+49-211) 798-4008
K:\Kühn\SEC Schreiben\SEC 180-2004.doc

Bankverbindungen
Commerzbank AG
Düsseldorf
Konto 1 109 222
(BLZ 300 400 00)

Deutsche Bank AG
Düsseldorf
Konto 2 272 409
(BLZ 300 700 10)

Dresdner Bank AG
Düsseldorf
Konto 2 114 565
(BLZ 300 800 00)

Kommanditgesellschaft
auf Aktien

Handelsregister
AG Düsseldorf HRB 4724
Sitz Düsseldorf

Aufsichtsratsvorsitzender:
Dipl.-Ing. Albrecht Woeste

Geschäftsführung:
Dr. Ulrich Lehner (Vorsitzender)
Guido De Keersmaeker
Dr. Jochen Krautter, Dr. Klaus Morwind,
Prof. Dr. Uwe Specht
(persönlich haftende Gesellschafter)

Alois Linder, Knut Weinke

VCmail
07.10.2004 03:30
Entscheidung erforderlich ? ☐ ja

An:
Kopie: (Blindkopie: Thomas-Gerd Kuehn/KGaA/HENKEL)
Thema: Press release "Henkel to acquire US adhesives company Sovereign Specialty Chemicals"

Information from Corporate Communications

Ladies and Gentlemen ,

Attached please find the press release "Henkel to acquire US adhesives company Sovereign Specialty Chemicals", which we just distributed to the media.

With my very best regards

Ernst Primosch

Press Release

Expansion of the adhesives and sealants business in the US

Henkel to acquire US adhesives company Sovereign Specialty Chemicals

Henkel Corporation, a US affiliate of Henkel KGaA, Düsseldorf/Germany, has agreed to acquire Sovereign Specialty Chemicals, Inc., USA. The two companies executed a definitive agreement to this effect on October 6, 2004. Sovereign Specialty Chemicals is a leading American supplier of specialty adhesives, sealants and assembly adhesives with sales for the twelve months period ended June 30, 2004 of 391 million US dollars.

Düsseldorf/Chicago – On October 6, 2004 Henkel KGaA and Sovereign Specialty Chemicals, Inc., Chicago, Illinois/USA signed a definitive agreement under which

Henkel will acquire all the shares in Sovereign Specialty Chemicals, Inc. from an investor group led by AEA Investors LLC. The transaction value of the acquisition is, including all debt and liabilities, approximately 575 million US dollars. The transaction, which is subject to approval from the antitrust authorities and the customary conditions, is expected to be completed by the end of 2004.

"The acquisition of Sovereign Specialty Chemicals strengthens our position in North America in an ideal way", says Ulrich Lehner, Chairman of the Management Board of Henkel KGaA. "We now gain an important position in the US craftsmen segment and achieve an excellent complement to our industrial businesses."

Sovereign Specialty Chemicals has a worldwide workforce of approximately 900 employees and had sales for the twelve months period ended June 30, 2004 of 391 million US dollars. Its product range encompasses technologically sophisticated adhesives, sealants and coating materials designed for various industrial applications as well as for the craftsmen and DIY market segment.

With nearly 90 percent of its sales in the US the company is a leading supplier in the American market. Two thirds of sales generated by Sovereign Specialty Chemicals relate to its industrial customers. Within this segment, the acquisition will serve to strengthen Henkel's activities in the packaging, graphic arts, woodworking, assembly and transportation markets. In the craftsmen and DIY segment, it will similarly enhance Henkel's position as a leading supplier of assembly adhesives.

"Henkel – A Brand like a Friend". Henkel is a leader with brands and technologies that make people's lives easier, better and more beautiful. The Henkel Group operates in three strategic business areas – Home Care, Personal Care, and Adhesives, Sealants and Surface Treatment. In fiscal 2003 the Henkel Group generated sales of 9.436 billion euros and an operating profit (EBIT) of 706 million euros. More than 50,000 employees work for the Henkel Group worldwide. People in 125 countries around the world trust in brands and technologies from Henkel.

This information contains forward-looking statements based on the current beliefs and estimates of Henkel's management. They are not guarantees of future performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the Company's actual results or performance to be materially different from those expressed or implied by

such statements. Many of these risks and uncertainties relate to factors that are beyond Henkel's ability to control or estimate precisely, such as future market and economic conditions and the behavior of other market participants. Henkel does not intend nor assume any obligation to update these forward-looking statements.

October 7, 2004

Henkel Group
Corporate Communications

Ernst Primosch
Phone: +49-211-797-3533
Fax: +49-211-798-9208

Lars Witteck
Phone: +49-211-797-2606
Fax: +49-211-798-9208

press@henkel.com

Photo material available at **http://press.henkel.com**

Presseinformation
We distributed this information to MC 1 - 3 world